HYNES & HOWES INSURANCE COUNSELORS, INC.
                             Statement of Operations
       For the Three Months and Six Months Ended March 31, 1998 and 1997
                                  (Unaudited)


The following Statements of Operations of Hynes & Howes Insurance Counselors, Inc. for the three months and six months ended March 31, 1998 and 1997, reflect, in the opinion of the Company, all adjustments (which include only normal recurring adjustments) necessary to present fairly the results of operations for such periods. The results for interim periods are not necessarily indicative of results to be expected for the year.

                             Three Months Ended          Six Months Ended
                                  March 31,                  March 31,
                               1998      1997             1998      1997

Operating Income:
  Interest                  $17,480   $34,601          $34,774   $77,876
  Other Income                    5       194              232       930

    Total Operating Income  $17,485   $34,795          $35,006   $78,806

Operating Expenses:
  Interest                  $     0   $16,822          $     0   $41,517
  Management Fees             9,750     9,750           19,500    16,250
  Legal and Audit               353     7,530            1,659     8,980
  Other Operating Expenses  $10,892   $ 6,636          $16,217   $ 8,393

    Total Operating Expenses$20,995   $40,738          $37,376   $75,140

Income (Loss) from Operations(3,510)   (5,943)          (2,370)    3,666
  Provision for Income Taxes$     0   $     0          $     0   $     0

Net Income (Loss)           $(3,510)  $(5,943)         $(2,370)  $ 3,666

Earnings Per Common Share   $     0   $     0          $     0   $     0

Dividends per Common Share  $     0   $     0          $     0   $     0